SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 14D-9
                            (AMENDMENT NO. 4)
                  SOLICITATION/RECOMMENDATION STATEMENT
                   PURSUANT TO SECTION 14(d)(4) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

                     Dynamics Corporation of America
                        (Name of Subject Company)

                     Dynamics Corporation of America
                  (Name of Person(s) Filing Statement)

                 Common Stock, par value $0.10 per share
              (Including the associated Series A Cumulative
             Participating Preferred Stock Purchase Rights)
                     (Title of Class of Securities)

                               268039 10 4
                  (CUSIP Number of Class of Securities)

                            Henry V. Kensing
                         Vice President, General
                          Counsel and Secretary
                           475 Steamboat Road
                    Greenwich, Connecticut 06830-7197
                             (203) 869-3211
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s)
                           filing statement).

                             With a Copy to:
                              Alan C. Myers
                Skadden, Arps, Slate, Meagher & Flom LLP
                            919 Third Avenue
                        New York, New York 10022
                             (212) 735-3000



        This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the "Schedule 14D-9"), of Dynamics Corporation of America (the "Company"), filed in connection with the tender offer by SB Acquisition Corp., a wholly owned subsidiary of WHX Corporation, for shares of common stock (including the associated Series A Cumulative Participating Preferred Stock Purchase Rights) of the Company. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9.


Item 4.  The Solicitation or Recommendation.

        Item 4(b) is hereby amended by adding the following at the end thereof:

        On April 14, 1997, the Company commenced litigation against WHX in Federal District Court in Connecticut (the "Connecticut Court") alleging, among other things, violations of the federal securities laws. On April 17, 1997, WHX filed a counterclaim in the action pending in the Connecticut Court seeking a declaratory judgment that Article XV of the Charter is invalid and unenforceable. Subsequently, WHX amended its counterclaim, among other things, to challenge certain actions taken by the Company Board at its April 11, 1997 meeting.

        On April 29, 1997, the Connecticut Court entered a preliminary injunction against WHX in connection with WHX's Offer. The Connecticut Court ordered WHX to make further and complete disclosures on certain issues and to extend its tender offer for an additional 20 days.

        On April 30, 1997, WHX amended its offer to provide that WHX is offering to purchase any and all outstanding Shares and to condition its tender offer on the inapplicability of the Rights Plan and Section 912 of the BCL.

        On May 7, 1997, the Board adopted an amendment to the Rights Plan to prevent the Rights from separating from the Common Stock as a result of WHX amending its offer to purchase any and all Shares. See the Company's Form 8-K, as filed with the Commission on May 9, 1997.

        On May 9, 1997, the Company, CTS Corporation ("CTS") and a subsidiary of CTS ("Sub") executed an Agreement and Plan of Merger (the "CTS Merger Agreement") pursuant to which a subsidiary of CTS commenced a tender offer (the "CTS Offer") to purchase up to 49.9% of the Shares at $55 per Share in cash, to be followed by a merger (the "CTS Merger") of the Company into such subsidiary in which each remaining Share would be converted into the right to receive 0.88 shares of CTS common stock.

        WHX has sent a notice, dated May 8, 1997, to the Company, in compliance with the Company's advance notice By-law provisions adopted on April 11, 1997 (i) nominating six persons for election to the Board at the Annual Meeting and (ii) proposing that a non-binding shareholder resolution be presented to the Company's shareholders at the Annual Meeting recommending that the Board take all actions necessary, including removing any anti-takeover devices of the Company, to effect WHX's Offer or to effect a transaction with a third party for cash consideration in excess of $45 per Share. On May 9, 1997, WHX filed revised preliminary proxy materials with the Commission relating to the solicitation of proxies by WHX for use at the Annual Meeting regarding these matters.

        On May 16, 1997, CTS commenced the CTS Offer.

        On May 27, 1997, WHX amended its offer to increase the price to $56 per Share. WHX's Offer is now scheduled to expire at midnight on June 13, 1997. In a press release announcing the amendment to its offer, WHX stated that the only impediment to its offer is the condition that the Company rescind certain "anti-takeover devices," including the Rights Plan. The CTS Merger Agreement prohibits redemption of the Rights.

        On May 28, 1997, CTS and Sub sent a letter to the Company requesting that the Board reconfirm its approval and recommendation of the CTS Offer, the CTS Merger and the CTS Merger Agreement. The CTS Merger Agreement provides that CTS may terminate the CTS Merger Agreement if the Board fails to reconfirm its approval or recommendation of the CTS Offer, the CTS Merger or the CTS Merger Agreement within five business days after a written request from CTS to do so.

        On May 29, 1997, WHX filed a counterclaim in the action pending in the Connecticut Court seeking, among other things, an injunction requiring the Company to redeem the Rights and approve WHX's Offer for purposes of Section 912(b) of the BCL.

        On May 29 and 30, 1997, representatives of CTS and the Company held discussions regarding the actions, if any, to be taken in response to the $56 per Share price offered by WHX in its offer.

        On May 30 and June 2, 1997, the Board met with its financial and legal advisors to consider the amended WHX Offer and the CTS Offer and CTS Merger. The Board did not take any action at either of these meetings.

        On the morning of June 2, 1997, representatives of CTS and the Company met to consider a possible increase in the CTS Offer price. Later that day, CTS indicated to the Company that CTS had determined to increase the CTS Offer price to $56.25 per Share. That evening, CTS issued a press release and amended its Tender Offer Statement on
Schedule 14D-1, dated May 16, 1997, as amended, among other things, to disclose such increase.

        On June 4, 1997, the Board met with its financial and legal advisors to consider WHX's amended Offer and the May 28, 1997 letter from CTS and Sub. The Board resolved to reconfirm its approval and recommendation of the CTS Offer, the CTS Merger and the CTS Merger Agreement, and the Company sent a letter to CTS to this effect.

        In addition, at its June 4 meeting, the Board determined not to redeem the Rights or otherwise amend the Rights Plan to make it inapplicable to WHX's Offer and not to approve WHX's Offer for purposes of Section 912(b) of the BCL.


                                SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 1997                DYNAMICS CORPORATION OF AMERICA


                                    By:  /s/ Henry V. Kensing
                                         Henry V. Kensing
                                         Vice President, General Counsel and
                                         Secretary